 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated January 30, 2024, announcing that the Company plans to release its fourth quarter 2023 earnings prior to market opening on Thursday, February 1, 2024 and host a conference call to discuss the results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 30, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Tuesday 30 January 2024 – 8.00 a.m. CET _______________________________________

EURONAV TO ANNOUNCE Q4 2023 RESULTS ON THURSDAY 1 FEBRUARY 2024

ANTWERP, Belgium, 30 January 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) will release its fourth quarter 2023 earnings prior to market opening on Thursday 1 February 2024 and will host a conference call at 8 a.m. EST / 2 p.m. CET to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at https://www.euronav.com/investors/company-news-reports/conference-call/.

The presentation for the earnings call will be available in our presentation section: https://www.euronav.com/investors/company-news-reports/presentations/2024/

Webcast Information
Event Type:	Video webcast with user-controlled slide presentation
Event Date:	1 February 2024
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q4 2023 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/e98921c4-61a6-4244-8df6-b1509867d632@bcca0ec4-4dd0-4e9e-b6e7-9ae9717b86d5

The recording & a transcript of the call will be uploaded onto our website in our investor section https://www.euronav.com/investors/

PRESS RELEASE Tuesday 30 January 2024 – 8.00 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Tuesday 30 January 2024 – 8.00 a.m. CET _______________________________________

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Contact:
Communications Coordinator – Enya Derkinderen Tel: +32 476646359
Email: communications@euronav.com

Announcement Q4 Earnings 2023: Thursday 1 February

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 18 VLCCs (with a further four under construction), 21 Suezmaxes (with a further five under construction) and 2 FSO vessels.